



Simon Melov · 3rd

 Gerostate Alpha

Professor at Buck Institute for Research on Aging & CEO of Gerostate Alpha

San Francisco Bay Area · **Contact info**

63 connections

Experience



CEO

Gerostate Alpha

Jun 2018 – Present · 3 yrs 5 mos

Novato, CA

We are a new startup in Aging Biology (Geroscience), currently incubating at the Buck Institute for Research on aging. We are focused on developing novel therapeutics for aging and age-related disease.

We have developed a high throughput screening platform for rapidly identifying candidate drugs directly targeting aging, with a view towards improving overall health and longevity.

Our platform is validated at all levels, including identifying a new use for an old dru ...see more